

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 29, 2006

Via U.S. Mail and Fax (678-808-1551)
Mr. Robert K. Mills
Chief Financial Officer
Tri-S Security Corporation
Royal Centre One
11675 Great Oaks Way, Suite 120
Alpharetta, Georgia 30022

>   **Re: Tri-S Security Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed April 12, 2006**
>   **File No. 0-51148**

Dear Mr. Mills:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 9: Investment in Army Fleet Support, LLC, page F-18

1.   Since your share of earnings in the Joint Venture exceeds 20% of your Income (loss) before income taxes in each of the two years ended December 31, 2005, you are required to provide separate audited financial statements of Army Fleet Support, LLC for the years ended December 31, 2005 and 2004 in accordance

with Rule 3-09 of Regulation S-X. Amend your Form 10-K to include audited financial statements for Army Fleet Support, LLC for the years ended December 31, 2005 and 2004.

Note 11: Debt and Other Obligations – Factoring Agreement, page F-21

2.   We note that you were unable to meet certain specified default provisions in your Term Loan A and Term Loan B agreements, as of December 31, 2005, but that you received a waiver to cure the non-compliance. In this regard, it is unclear to us whether:

- The waiver granted at the end of the fiscal year ended December 31, 2005 was granted in such a manner that the debt was not callable for the next 12 months as specified by SFAS 78, or
- How you concluded that it was probable that the company would be able to meet the agreement's covenants, as amended, for the next 12 months based on projections at the date of amendment. Refer to Examples 1-5 in EITF 86-30.

Addressing the relevant accounting literature, tell us in detail why you believe that the classification of Term Loan A and Term Loan B as long-term debt was appropriate at December 31, 2005.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director